EXHIBIT 1
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                         STOCK EXCHANGE ANNOUNCEMENT

31 May 2005

                            WPP GROUP PLC ("WPP")

                            Director Shareholdings

WPP has been notified of changes in the interests of Sir Martin Sorrell in his shareholding in WPP following the maturity of restrictions on shares he held instead of his bonus earned in 2002.

On 27 May 2003, Sir Martin Sorrell entered into an agreement with WPP and WPP Group USA, Inc. to receive his bonus for the 2002 performance period in the form of 178,036 shares. The shares were held in WPP Employee Share Trusts and subject to restrictions in dealing and at risk of forfeiture for a period of two years from grant.

The restricted period ended on 27 May 2005 and Sir Martin has, today, sold 75,333 of the shares received, to one of the WPP ESOPs at a price of 591.5p per share, to discharge his UK and US tax liability arising on the ending of the restrictions on the shares.

Following these transactions, at today's date Sir Martin Sorrell and his family interests are interested in or have rights in 15,564,104 shares representing 1.23% of the issued share capital of WPP (excluding 4,129,664 shares which is the maximum number of matching shares under the 2004 LEAP award, the performance period for which expires on 31 December 2007).